Exhibit 99.2

September 22, 2025

Intermap Technologies Corp.

$20.1 Million Bought Deal Treasury Offering of Common Shares

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). Copies of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement, may be obtained from Stifel Nicolaus Canada Inc. at ECMCanada@stifel.com. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Issuer:	Intermap Technologies Corp. (the “Company”).

Issue Size:	6,700,000 Class A common shares of the Company (the “Common Shares”) of the Company for aggregate gross proceeds of $20,100,000 (which amount does not include the exercise of the Over-Allotment Option) (the “Issue Size”).

Issue Price:	$3.00 per Common Share (“Issue Price”).

Over-Allotment Option:	The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, at any time, and from time to time, and expiring 30 days following the Closing Date, to purchase at the Issue Price up to 1,005,000 additional Common Shares.

Offering Basis:

Bought deal by way of prospectus supplement to be filed in each of the provinces of Canada (other than Québec) and to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed to by the Company and Stifel, each acting reasonably, provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The Common Shares may also be offered and sold in the United States by way of private placement to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to Rule 144A of the 1933 Act and in compliance with applicable state securities laws. Any Common Shares offered and sold in the United States shall be issued as “restricted securities” (as defined in Rule 144(a)(3) under the 1933 Act).

Listing:	The Company shall obtain the necessary approvals to list the Common Shares on the Toronto Stock Exchange on the Closing Date. Listing will be subject to the Company fulfilling all of the listing requirements of the Toronto Stock Exchange.

Eligibility:	The Common Shares will be eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs, FHSAs, and DPSPs, subject to customary qualifications.

Use of Proceeds:	The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Commission:	The Company shall pay to the Underwriters a cash commission (the “Commission”) equal to 6.00% of the gross proceeds plus that number of broker warrants equal to 6.00% of the Common Shares sold under the Offering (and any additional Common Shares purchased in connection with the exercise of the Over-Allotment Option).

Closing Date:	On September 29, 2025 (the “Closing Date”) or such other date as the Lead Underwriter and the Company may agree.

Underwriters:	Stifel Canada as Lead Underwriter, on behalf of a syndicate of Underwriters.

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